Exhibit 99.3

July 15, 2010

Magal Security Systems Ltd. (“Magal”)
17 Altalef Street
Industrial Zone
Yehud 56100, Israel

Re: Strategic Cooperation Between Our Companies
Dear Sirs and Madams:

We at Optex Co., Ltd. (“Optex”) are writing to you in order to propose to you the development of a strategic relationship between our companies. As you may be aware, we are a publicly traded Japanese corporation, the stock of which is listed on the Tokyo Stock Exchange. We specialize in passive and active infrared technology, control systems, and closed-circuit television (CCTV) products which are applied in four fields: our Security Products Business, which provides security sensor systems, our Entrance Control Business, which provides automatic door sensors and entrance control systems, our Industrial Sensors Business, which provides various products useful for quality control and safety control, and our Environmental Sensor Business, which contributes to environmental monitoring and water quality preservation.

As you are likely aware, our companies are currently party to a memorandum of understanding, dated July 27, 2009, with respect to Magal’s potential marketing of a product of ours through integration of such product into the systems that Magal offers. This existing arrangement has not resulted in any significant sales to date. We would like to create a more substantial relationship between our companies, encompassing a more fundamental alignment of our economic interests.

We have been following Magal for some time and feel that our companies possess important synergies with one another, based on our respective, complementary businesses in the realms of security systems, sensory products and related proprietary technologies. We would like to exploit such synergies for the mutual benefit of our respective companies, thereby creating value for our respective shareholder bases. We propose that our companies cooperate strategically on the commercial plane, in a more substantial manner than under our current, limited arrangement, and that we furthermore negotiate and consummate with you an equity investment by us in your company, in order to more definitively strengthen the ties between our companies.

OPTEX CO., LTD	5-S-12, Ogoto, Otsu, Shiga. 520-0101 Japan Phone: +81-77-579-8030 FAX: +81-77-579-8190

We also believe that the potential of Magal’s products and technology has not been translated by Magal’s current board and management into the world success that it may be, as has been evidenced by Magal’s recent disappointing results. We are confident that by our working together with Magal, we can help to bring such potential to fruition, and that Magal can achieve greater success and improve its performance. We do, however, feel strongly, based on our past interactions with Magal’s management and board of directors, that we will not succeed in helping to achieve such potential under Magal’s current board and management. Therefore, we are conditioning our proposed strategic cooperation and equity investment described in this letter (and the below-described bridge loan financing) upon the replacement of the current Magal board. Based on available public documentation, we believe that this can be accomplished via the adoption of proposed Items No. 1A and 1B at Magal’s extraordinary general meeting of shareholders that is scheduled to take place on August 12, 2010.

We have also learned, by reviewing the proxy statement filed by Magal with respect to the above-referenced shareholders meeting, that due to its current financial distress, Magal is seeking a six month bridge loan financing to help it meet its capital requirements. While the proxy statement indicates that Mr. Nathan Kirsh has offered, to provide such financing, assuming the preservation of the current composition of Magal’s board, Optex would be pleased to instead provide such financing itself, on even more favorable terms for Magal, on condition that Magal’s board be replaced as a result of the shareholders’ vote at the special meeting. We view such financing as an interim step towards building the more fundamental, strategic relationship that we have described above. We would be pleased to provide a bridge loan financing (the “Loan”) under the following terms, which will be subject to our due diligence review of Magal and to our entry into agreed definitive agreements with respect to the Loan (“Definitive Agreements”) based on the results of our due diligence and subject to approval of our board of directors. We understand that Magal is undergoing a severe cash crisis, and therefore, in order to accommodate Magal, we intend to proceed quickly and conduct our due diligence as soon as possible, with your assistance. We would like to clarify that our proposal is not conditioned upon providing the Loan to Magal, and we will be glad to proceed with a strategic cooperation and equity investment even if the loan is provided by another third party unaffiliated with the Mr. Kirsh.

1.
Bridge Loan - At and subject to the closing of the transaction (the “Closing”), Optex will provide Magal with a loan of $5,500,000 (the “Principal Amount”). The Principal Amount will bear interest at the three-month London Interbank Offered Rate (“LIBOR”), plus 3.5%, per annum, accruing on a quarterly basis (the “Interest”).

2.
Repayment - The Principal Amount, and all Interest accrued thereon, will be due in its entirety on the six (6) month anniversary of the Closing (the “Maturity Date”). The Maturity Date may be extended by Magal one time for up to an additional sixty (60) days upon written notice provided to Optex at least five (5) days prior to the Maturity Date. The Principal Amount (or any outstanding portion thereof) will automatically mature and become fully due and payable by Magal upon the first to occur of any of the following: (i) the sale by Magal of all or substantially all of its assets; (ii) a liquidation, winding up or dissolution of Magal; (iii) the acquisition by any person or entity of greater than fifty percent (50%) of Magal’s outstanding share capital; (iv) a merger or consolidation of Magal into or with another entity in which Magal’s shareholders immediately prior to the transaction do not continue to hold at least fifty percent (50%) of the surviving entity’s outstanding share capital, or (v) a change in the composition of the board of directors of Magal such that at least 50% of the directors are replaced.

OPTEX CO., LTD	5-S-12, Ogoto, Otsu, Shiga. 520-0101 Japan Phone: +81-77-579-8030 FAX: +81-77-579-8190

3.
Definitive Agreements - The Definitive Agreements will include additional terms and conditions, such as representations and warranties, affirmative and negative covenants, closing conditions and other customary terms that are derived from the specific nature of the Loan transaction contemplated hereby as well as certain customary collateral arrangements to be provided by Magal and/or its affiliates to ensure the repayment of the Loan.

This non-binding proposal letter is only a statement of present intention with respect to the proposed Loan and an expression of our interest in engaging in discussions concerning strategic cooperation and a potential equity investment, and is not intended by Optex to constitute a binding offer, commitment or obligation. Therefore Optex shall have no liability or obligation whatsoever in connection with this non-binding proposal or any discussions relating thereto unless and until final binding definitive agreements are executed by both parties and approved by the respective boards of directors of both parties.

                We look forward to hear back from you in order to continue to pursue our discussions. Given the current state of affairs at Magal we believe that time is of the essence and that you should indicate as soon as possible whether you are interested in pursuing discussions on the proposed cooperation between our two companies.

Sincerely,

OPTEX CO., LTD.

By:
Name: Koji (Luke) Kado
Title: Executive Officer

OPTEX CO., LTD	5-S-12, Ogoto, Otsu, Shiga. 520-0101 Japan Phone: +81-77-579-8030 FAX: +81-77-579-8190